Exhibit 99.7

Valley
Detroit Diesel
Allison
425 South Hacienda Boulevard, City of Industry, California 91745
(626) 333-1243    FAX (626) 369-7096

FEDERAL EXPRESS
---------------

June 11, 2003

James W. Storey
Chair of the Special Committee of the Board of Directors
Westerbeke Corporation
Three Saddle Ridge Road
Dover, Mass. 02030

RE:   New and Increased Offer by Valley Detroit Diesel Allison to
      Purchase the Assets of Westerbeke Corporation

Dear Mr. Storey:

      Valley Detroit Diesel Allison ("VDDA" or "We") is presenting a new offer to purchase all the assets of Westerbeke Corporation ("WTBK"), subject to the liabilities on WTBK's balance sheet, on the terms and conditions set forth in this letter. The terms of the purchase offer set forth in this letter are conditioned upon the assets and liabilities of WTBK being substantially consistent with the assets and liabilities disclosed on WTBK's second quarter financial statement set forth in the Form 10Q dated April 26, 2003.

      1. We will pay WTBK $7,135,053 ($3.65 times the 1,954,809 shares outstanding) in cash at closing. We are confident that our offer will yield each shareholder substantially in excess of the pending $3.00 per share offer that you have determined to recommend, even after any incidental costs of distribution of the proceeds.

      2. We will assume all the liabilities stated on WTBK's balance sheet in the approximate amount of $7.2 million (based on WTBK's second quarter 2003 Form 10Q dated as of April 26, 2003).

      3. We will acquire all of the assets on the WTBK balance sheet and all of WTBK's off-balance sheet assets and intangibles, including but not limited to intellectual property, service marks, trademarks, patents, copyrights, as well as any rights, claims and choses in action. The assets will be acquired free and clear of all secured and unsecured debts, mortgages, pledges, liens, charges, security interests, encumbrances and obligations of any kind or nature whatsoever. We shall obtain insurance to protect against the assertion of any undisclosed and

                              Distributor for:
                DETROIT DIESEL CORPORATION DEUTZ CORPORATION
ELECTRO-MOTIVE & ALLISON TRANSMISSION, DIVISIONS OF GENERAL MOTORS
CORPORATION


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Valley

Mr. James W. Storey
June 11, 2003
Page 2 of 4

unassumed liabilities (other than those arising out of the conduct of Mr. Westerbeke and the Board in connection with this transaction).

      4. We reiterate that we would prefer to have the cooperation, advice and insights of Mr. Westerbeke available to us in the operation of WTBK's business. The failure to obtain Mr. Westerbeke's cooperation in our purchase of WTBK's assets has limited the amount that we are able to offer over and above the amount offered herein. Conversely, Mr. Westerbeke's agreement to cooperate with our purchase would result in an upward revision of the cash portion of the purchase price.

      5. WTBK will agree to distribute the net proceeds of the asset sale to its shareholders.

      6. Our offer is conditioned on the unanimous approval of WTBK's Special Committee of the Board of Directors and the requisite percentage of WTBK's shareholders.

      7. WTBK will suspend the deadline of June 12, 2003 imposed by the agreement between WTBK and the Westerbeke Acquisition Corporation ("WAC"). We will conduct our due diligence as quickly as possible after receiving WTBK's permission to commence our due diligence. We will have to obtain WTBK's cooperation in our performance of (a) interviews with key employees and management, (b) accounting diligence, and (c) customary legal and environmental review during a two week period for our due diligence review.

      8. We will enter into a standard form non-disclosure agreement in form acceptable to WTBK's counsel prior to commencing our due diligence review.

      9. This is a firm offer, subject only to WTBK's agreement to the foregoing terms and the successful completion of our due diligence review.

      10. We are ready to perform financially and are willing to provide you with substantiation on request.

      11. Based on the terms outlined in this letter, the parties will proceed to negotiate a mutually satisfactory asset purchase agreement (the "Definitive Agreement"). The Definitive Agreement will contain terms, conditions, representations, warranties, covenants and non-competition provisions customary and appropriate for the type of transaction contemplated.

      12. Provided that VDDA has presented transaction documents and is prepared to close the transaction on the economic terms outlined herein, if for any reason whatsoever the transaction does not close on the terms and conditions set forth herein, WTBK will pay VDDA a break-up fee of seventy-five thousand dollars ($75,000.00). The parties acknowledge and agree that, given VDDA's substantial investment of time and resources in due diligence,


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Valley

Mr. James W. Storey
June 11, 2003
Page 3 of 4

documentation, planning and related activities associated with the transaction, and the difficulty of quantifying with precision VDDA's losses if the transaction does not occur (including out-of-pocket costs, opportunity costs and other costs) this break-up fee is fair and reasonable compensation to VDDA.

      13. Between the date of this letter and the closing date of the Definitive Agreement, WTBK will have conducted its business and affairs only in the ordinary and usual course, will not have engaged in any activity or entered into any transaction outside of the ordinary and usual course of business and will not have increased the compensation of any director or officer or of any other employee, contractor or other person or entity. Prior to the Closing Date, WTBK shall preserve and keep intact its business organization, to keep available to WTBK the services of its present employees and contractors, including its officers, and to preserve for VDDA the good will of the contractors, customers, suppliers, creditors and others having business relations with WTBK. In particular, WTBK will not transfer or sell any of its assets other than retail sales in the ordinary course of business.

      14. This letter is an expression of the current intentions of the parties only and is not legally binding upon the parties hereto. This letter does not set forth all of the matters upon which agreement must be reached in order for the proposed transaction to be consummated. Notwithstanding anything to the contrary contained in this paragraph, the provisions of paragraphs 11, 12, 13 and 14 of this letter shall be legally binding upon and enforceable against each of the parties hereto.

      VDDA's terms, as set forth above, offer several collateral benefits for the WTBK shareholders, including (a) higher net proceeds to the WTBK shareholders, (b) the lowering of costs associated with the acquisition,
(c) the elimination of potential liabilities and (d) improvement of (rather than harming) the defendant's position in the lawsuit arising from the terms of WAC's offer to acquire the shares of WTBK. We believe our offer will result in a substantially greater economic benefit to all of the shareholders of WTBK without exposing them to any higher risk or detriment. In addition we strongly believe that VDDA brings significant resources and collateral benefits to the operations of WTBK including its employees. It is VDDA's intent to restore the operations of WTBK to profitability through the utilization of its existing plant.

      VDDA's prior offer to purchase WTBK's assets was rejected by your Special Committee of the Board on the grounds that "the proposed transaction would require approval by holders of a majority of the Company common stock, and that in light of Mr. Westerbeke's stated opposition to the offer, it would be imprudent to expend Company resources pursuing a transaction that could not be consummated." The recommendation by this Committee to accept anything other than the best and fair price for WTBK's assets on behalf of all of its shareholders would be inherently unfair and could give recognition to a second and inferior class of


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Valley

Mr. James W. Storey
June 11, 2003
Page 4 of 4

shareholder. We urge your Committee to discharge its duty in good faith to obtain the fair price for WTBK's assets and submit VDDA's offer to the shareholders for their approval.

      We would like to afford you a reasonable opportunity to consider our proposal. We respectfully request that you respond by 3 P.M. (EDT)/12 P.M.
(PDT) on Monday June 16, 2003 to let us know your response to this offer to acquire the assets of WTBK.

                                       Very truly yours,

                                       VALLEY DETROIT DIESEL ALLISON


                                       By: /s/ Michael P. Barnett
                                           -----------------------------
                                           Michael P. Barnett, President

Accepted and Agreed to:

WESTERBEKE CORPORATION


By: ________________________


Date: _______________________


cc:   H. Clark Lee, Chairman of the Board
      Peter B. Hill, Jr., Vice President
      Robert K. Humphryes, CFO
      Michael E. Shaff; Falk, Shaff & Ziebell, LLP


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